FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2003

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________).

Enclosure:

Acambis to announce first quarter results on 8 May 2003
Results for the first quarter ended 31 March 2003
Schedule 10 — notification of major interests in shares
Directors’ shareholdings and interest in shares
Directors’ shareholdings

EMBARGO: NOT FOR PUBLICATION OR BROADCAST BEFORE 7.00 AM BST ON THURSDAY, 8 MAY 2003
Chairman’s statement
Quarterly results for the three months ended 31 March 2003
Group profit and loss account
Group statement of total recognised gains and losses
Group balance sheet
Reconciliation of movements in Group shareholders’ funds
Group cash flow statement
Analysis of net funds/(debt)
Reconciliation of operating profit/(loss) to net cash in/(out) flow from operating activities
Notes
SIGNATURE

Acambis to announce first quarter results on 8 May 2003

Cambridge, UK and Cambridge, Massachusetts — 6 May 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) has brought forward the announcement of its results for the first quarter ended 31 March 2003 from Thursday, 15 May to Thursday, 8 May.

The results announcement will be released at 7.00 am BST. A conference call for analysts will be held at 9.30 am BST. For details, contact Zia Dottridge at Financial Dynamics on telephone number +44 (0) 20 7269 7270.

An instant replay of the call will be available until Friday, 16 May on telephone number UK: +44 (0) 20 8288 4459 and US: +1 334 323 6222. The pin code is 281172.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until Friday, 6 June.

-ends-

Enquiries:

Acambis plc Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Financial Dynamics Zia Dottridge	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications Kari Lampka	Tel: +1 (508) 647 0209

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

EMBARGO: NOT FOR PUBLICATION OR BROADCAST
BEFORE 7.00 AM BST ON THURSDAY, 8 MAY 2003

Results for the first quarter ended 31 March 2003

Cambridge, UK and Cambridge, Massachusetts — 8 May 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its results for the first quarter ended 31 March 2003.

Key points

>	US Government consolidates activities of Acambis’ two smallpox vaccine (ACAM1000 and ACAM2000) contracts into the ACAM2000 contract

>	Total of 10 other governments around the world have now ordered ACAM2000 smallpox vaccine

>	Increase in overall gross margin going forward

>	Cash balance of over £50m at 31 March 2003, expected to increase to over £125m by the end of 2003

First quarter ended 31 March	2003	2002

Revenue	£41.8m	£5.2m
Profit/(loss) before tax	£9.5m	£(2.8)m
Earnings/(loss) per share	8.7p	(3.0)p
Earnings/(loss) per ADR	$1.38	$(0.43)

-ends-

A conference call for analysts will be held at 9.30 am BST today. For details, contact Zia Dottridge at Financial Dynamics on telephone number +44 (0) 20 7269 7270. An instant replay of the call will be available until midnight on Thursday, 15 May on telephone number: UK +44 (0) 20 8288 4459 and US +1 334 323 6222. The passcode is 281172. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer	Today: +44 (0) 20 7831 3113 Thereafter: +44 (0) 1223 275 300 Today: +44 (0) 20 7831 3113 Thereafter: +1 (617) 761 4200

Financial Dynamics David Yates/Jonathan Birt	Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications Doug MacDougall/Kari Lampka	Tel: +1 (508) 647 0209

Chairman’s statement

Overview

During the first quarter of 2003, there were a number of positive developments relating to our smallpox vaccine franchise.

We are announcing today further information on our contracts with the US Government and providing an update on contracts with other governments around the world. These are described in further detail below.

In February, we were awarded a $9.2m contract by the US National Institutes of Allergy and Infectious Diseases (“NIAID”) relating to development of a new Modified Vaccinia Ankara (“MVA”) vaccine, which is a weakened form of the current generation of smallpox vaccines and, as such, should allow the safe inoculation of “at risk” people with weakened immune systems, who would otherwise be unable to be vaccinated against smallpox.

In March, we announced results from a Phase I trial of our ACAM2000 smallpox vaccine in which 99% of subjects achieved the primary immunogenicity endpoint, which is development of a pock-mark on the skin, known as a “take”. We also announced details of an agreement with Cangene Corporation (“Cangene”) (TSE: CNJ) to market Cangene’s Vaccinia Immune Globulin (“VIG”) product in markets outside North America and Israel. VIG is used in treating severe reactions that may be brought on by the administration of smallpox vaccine.

Also in March, the fourth and final instalment of the £27.8m subscription by Baxter for new Acambis ordinary shares took place. The instalment of approximately £7.0 million increased Baxter’s shareholding to 20.6%.

Revenue, pre-tax profit and earnings per share during the period were in line with our expectations. Our cash position strengthened to give us a cash balance in excess of £50.0m at 31 March 2003.

Smallpox vaccine update

US Government contracts

The US Government has recently decided to consolidate all the future research and development (“R&D”) and manufacturing activities associated with Acambis’ two existing smallpox vaccine contracts under a single contract.

Acambis previously had two contracts with the US Centers for Disease Control and Prevention (“CDC”) for a total of 209 million doses of smallpox vaccine. The first, dating from September 2000 and amended in October 2001, was for the delivery of 54 million doses of ACAM1000 vaccine to the US Government stockpile. The second contract, awarded to Acambis in November 2001, relates to the production of 155 million doses of ACAM2000 vaccine, in conjunction with our partner Baxter Healthcare Corporation. Under both contracts, we have been conducting extensive, separate clinical trial programmes that would have involved Phase III trials of both vaccines this year.

The CDC has indicated that it no longer requires Acambis to deliver 54 million doses of ACAM1000 vaccine and instead intends to place orders for 54 million doses of ACAM2000 vaccine over the next 12 months. The CDC will, therefore, be procuring a total of 209 million doses from the ACAM2000 contract. The CDC has also specified that the ACAM2000 contract will be used to supply the long-term, annual “warm-base” production capability previously provided for under the ACAM1000 contract.

The CDC’s decision enables Acambis to focus both manufacturing and clinical trial resources on a single production and development programme. The decision followed the convening of a Joint Down-Select Working Group of the National Vaccine Advisory Committee (NVAC) and the Defense Science Board. It reflected data from Phase I clinical trials of both vaccines that demonstrated similar safety and immunogenicity profiles, and from genome sequencing that confirmed ACAM1000 and ACAM2000 are genetically identical, despite slightly different manufacturing methods. In addition, significantly greater quantities of ACAM2000 have been produced to date.

Acambis’ activities in this area are now, therefore, being focused on ACAM2000, with production and clinical trials of ACAM1000 being wound down. We continue to be on course to complete the delivery of 155 million doses of ACAM2000 smallpox vaccine to the CDC in the first half of 2003. Orders for, and delivery of, the next 54 million doses are expected to be made over the next 12 months under similar terms to the existing 155 million-dose order. We will be accounting for all of the costs and revenue from these new orders as the doses are delivered and currently anticipate that this will be split approximately one-third in 2003 and two-thirds in 2004.

Results from a Phase I trial of ACAM2000 were reported in March 2003. Under the accelerated trial programme, Phase II trials are well underway and a Phase III trial will begin later this year.

Other government contracts

We are continuing to market our ACAM2000 vaccine to governments around the world in conjunction with Baxter. We now have contracts in place with 10 governments, in addition to the US Government contract. Of these, six are with European governments. We remain in discussions with several other governments and organisations.

R&D update

We have completed the 1,050-subject paediatric trial in Peru of Arilvax®, a yellow fever vaccine. Results are currently being analysed and will be released shortly. These data represent the final piece required for submission to the US Food and Drug Administration of the biologics license application, which is planned for around the middle of this year.

Also on track for the summer is the commencement of the first human clinical trials of our ChimeriVax-West Nile vaccine. This represents a significant milestone for our vaccine, which is aimed at preventing a disease that many experts fear will be even more widespread this year in the US.

We have initiated a further Phase II trial of our ChimeriVax-JE vaccine against Japanese encephalitis. The trial, which is being conducted in Australia, will provide additional safety and efficacy data and investigate the duration of immunity of the vaccine. Over the coming months, we also expect to commence trials for our tetravalent ChimeriVax-Dengue vaccine and our MVA vaccine, a bridging trial for our oral typhoid vaccine and further trials of our E. coli vaccine.

Financial review

The financial results for the three months ended 31 March 2003 (“Q1”) are presented below. Unless otherwise stated, the comparative figures in parentheses relate to the equivalent three-month period in 2002.

Trading results

Revenue for Q1 increased significantly to £41.8m (2002 — £5.2m) and arose primarily from the ACAM2000 ($428m) smallpox vaccine contract with the CDC. Activity on this contract increased sharply in 2003 as we continued to manufacture vaccine for the US Government stockpile. During the period, we also continued to receive revenues from the CDC on the ACAM1000 smallpox vaccine contract (see above the statement regarding the decision to consolidate this contract into the ACAM2000 vaccine contract), Aventis Pasteur for our ChimeriVax-Dengue vaccine programme, the NIAID in respect of our MVA contract and sales of ACAM2000 smallpox vaccine to other foreign governments.

Cost of sales in Q1, representing costs incurred on the CDC contracts and the MVA contract, amounted to £24.9m (2002 — £3.3m), the sharp increase being directly attributable to the increase in activity.

Expenditure on R&D in Q1 increased to £6.2m (2002 — £3.3m). In addition to the increase in the number of R&D projects, reduced activity on the ACAM1000 smallpox vaccine programme in Q1 has meant that those resources previously included in cost of sales have now been deployed on internally funded programmes, which are covered under R&D.

Administrative costs, including amortisation of goodwill, increased marginally to £1.1m (2002 — £1.0m). Interest receivable increased to £0.3m (2002 — £0.1m) as a result of higher average levels of cash held throughout the period. Interest payable decreased marginally to £0.2m (2002 — £0.3m) as a result of a lower, fixed interest rate secured on the lease-financing facility from the start of 2003. During the period, an exchange loss of £0.1m (2002 — £0.1m) was recorded as a result of the revaluation of the amounts outstanding under our US dollar-denominated overdraft facility for our Arilvax® programme.

The pre-tax profit for Q1 was £9.5m (2002 — loss of £2.8m). The improvement was achieved primarily as a result of increased revenues under our ACAM2000 smallpox vaccine programme.

During Q1 the Group recorded a tax charge of £0.9m (2002 — £nil). We anticipate that the tax losses available to be used within the Group will be fully utilised during 2003 and that the effective tax rate on our forecast 2003 profits will be between 10% and 15%. In the US, where the majority of the tax liability arises, we are required to make payments on account each quarter in respect of our potential US tax liability for the year. The first payment was made on account in April 2003.

Capital expenditure

Capital expenditure for Q1 decreased to £1.2m (2002 — £4.5m). In 2002, the majority of the expenditure related to the investment being made to reactivate our manufacturing plant. This process was substantially complete by the end of 2002. As a result, from 2003 onwards we anticipate capital expenditure levels to be lower.

Balance sheet highlights

i)	Cash/debtors

The cash balance of the Group at 31 March 2003 amounted to £50.2m (31 December 2002 — £11.8m). The large increase in cash in Q1 resulted primarily from the net cash receipts arising from further deliveries of ACAM2000 vaccine to the CDC. Debtors (receivable within one year) reduced to £30.2m at 31 March 2003 (31 December 2002 — £54.0m). Also during Q1, Baxter International, Inc. made its fourth and final equity subscription of £7.0m, increasing its shareholding to 20.6%. We expect to have over £125.0m in cash by the end of the year.

ii)	Stock/Creditors: amounts falling due within one year

Stock held at 31 March 2003 amounted to £50.5m (31 December 2002 — £48.4m). This balance principally represents work-in-progress and finished goods in relation to work being carried out under the ACAM2000 contract. Since payments for certain stock items do not take place until after delivery of the vaccine stocks to the US Government, this results in a high level of trade creditors, of £36.7m (31 December 2002 — £54.8m). The levels of both stock and trade creditors will reduce during the second quarter of 2003 as we complete deliveries under the ACAM2000 contract to the CDC.

Our adopted method for recognising revenue under the 155 million-dose ACAM2000 contract with the CDC, the percentage of cost-to-completion method, continues to give rise to a significant difference between invoices submitted and amounts recognised as revenue. At 31 March 2003, the amount recorded as deferred income relating to this contract was around £26.4m (31 December 2002 — £21.1m).

iii)	Lease financing and overdraft facilities

During Q1, and in accordance with the terms of the facility, we started to repay the interest accruing on the US dollar-denominated lease-financing facility secured via Baxter in December 2001 for the reactivation of our manufacturing plant. The balance on the facility at 31 March 2003 was £14.3m (31 December 2002 — £14.0m). The increase seen in the period was principally a function of the US dollar exchange rate being lower at the end of the period than at the start. The balance on the Arilvax® overdraft facility at 31 March 2003 was £4.4m (31 December 2002 — £4.3m).

Outlook

The additional vaccine sales with other governments, together with the anticipated changes in the structure and timing of the US Government contracts, are expected to result in a modest reduction in turnover in 2003 and a significant increase in 2004. The resulting change in the mix of product revenue will also lead to an increase in the overall gross margin going forward.

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 7 May 2003.

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis provides governments around the world with the full portfolio of related smallpox vaccine products required to protect their citizens against the threat of smallpox virus being used as a bioterrorist weapon. Acambis is establishing a travel vaccines franchise, including vaccines against yellow fever, Japanese encephalitis, dengue fever and typhoid. Acambis also has the most advanced vaccine in development targeting the West Nile virus, which has spread to over 40 US States in the last three years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Quarterly results for the three months ended 31 March 2003

Group profit and loss account

	Three months	Three months	Year
	ended	ended	ended
	31 Mar 2003	31 Mar 2002	31 Dec 2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Turnover	41.8	5.2	79.7
Cost of sales	(24.9)	(3.3)	(49.2)

Gross profit	16.9	1.9	30.5
Research and development costs	(6.2)	(3.3)	(16.3)
Administrative costs (including amortisation of goodwill)	(1.1)	(1.0)	(4.3)

Group operating profit/(loss)	9.6	(2.4)	9.9
Share of loss of joint venture	(0.1)	(0.1)	(0.2)

Total operating profit/(loss) before exceptional items (Group and joint venture)	9.5	(2.5)	9.7
Exceptional items:
Amounts written off fixed asset investment	—	—	(0.1)

Profit/(loss) on ordinary activities before finance charges	9.5	(2.5)	9.6

Interest receivable	0.3	0.1	0.7
Interest payable and similar charges	(0.2)	(0.3)	(1.2)
Exchange gain/(loss) on foreign currency borrowings	(0.1)	(0.1)	0.5

Profit/(loss) on ordinary activities before taxation	9.5	(2.8)	9.6

Taxation	(0.9)	—	—

Profit/(loss) on ordinary activities after taxation (being retained loss for the period)	8.6	(2.8)	9.6

Earnings/(loss) per ordinary share (basic, note 2)	8.7p	(3.0)p	10.0p

Earnings/(loss) per ordinary share (diluted, notes 2 and 3)	8.5p	(3.0)p	9.7p

Group statement of total recognised gains and losses

	Three months	Three months	Year
	ended	ended	ended
	31 Mar 2003	31 Mar 2002	31 Dec 2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Profit/(loss) for the period	8.6	(2.8)	9.6
Gain/(loss) on foreign currency translation	1.8	(0.6)	1.3

Total recognised gains and losses for the period	10.4	(3.4)	10.9

Quarterly results for the three months ended 31 March 2003

Group balance sheet

	As at	As at
	31 Mar 2003	31 Dec 2002
	(unaudited)	(audited)
	£’000	£’000

Fixed assets
Goodwill	13.3	13.6
Tangible assets	21.2	20.0
Other investments	1.1	1.1

	35.6	34.7

Current assets
Stock	50.5	48.4
Debtors: amounts receivable within one year	30.2	54.0
Debtors: amounts receivable after one year	5.6	4.9
Short-term investments	0.2	0.1
Cash at bank and in hand	50.0	11.7

	136.5	119.1

Creditors: amounts falling due within one year	(89.6)	(88.4)

Net current assets	46.9	30.7

Total assets less current liabilities	82.5	65.4

Creditors: amounts falling due after one year	(18.5)	(18.9)

Provisions for liabilities and charges
Investment in joint ventures:
— share of assets	0.9	0.9
— share of liabilities	(1.2)	(1.1)

	(0.3)	(0.2)

Net assets	63.7	46.3

Capital and reserves
Called-up share capital	10.4	9.9
Share premium account	94.3	87.8
Profit and loss account	(41.0)	(51.4)

Shareholders’ funds — all equity	63.7	46.3

Reconciliation of movements in Group shareholders’ funds

	As at	As at
	31 Mar 2003	31 Dec 2002
	(unaudited)	(audited)
	£’000	£’000

Retained profit for the period	8.6	9.6
Gain on foreign currency exchange	1.8	1.3
New share capital subscribed	7.0	7.7

Net increase in shareholders’ funds	17.4	18.6
Opening shareholders’ funds	46.3	27.7

Closing shareholders’ funds	63.7	46.3

Quarterly results for the three months ended 31 March 2003

Group cash flow statement

	Three months	Three months	Year
	ended	ended	ended
	31 Mar 2003	31 Mar 2002	31 Dec 2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Net cash in/(out) flow from operating activities	32.6	0.2	(6.2)

Returns on investments and servicing of finance
Interest received	0.2	0.1	0.7
Interest paid	(0.2)	—	(0.1)

Net cash inflow from returns on investments and servicing of finance	—	0.1	0.6

Taxation	—	—	0.1

Capital expenditure and financial investment
Purchase of tangible fixed assets	(1.2)	(4.5)	(11.5)
Funds advanced to joint venture	—	—	—

Net cash outflow from capital expenditure and financial investment	(1.2)	(4.5)	(11.5)

Net cash in/(out)flow before management of liquid resources and financing	31.4	(4.2)	(17.0)

Management of liquid resources	(0.1)	—	—

Financing
Net proceeds from issue of new shares:
— Baxter subscription	7.0	—	7.0
— Other	—	—	0.8

Net cash inflow from financing	7.0	—	7.8

Increase/(decrease) in cash for the period	38.3	(4.2)	(9.2)

Analysis of net funds/(debt)

			Non-cash
			movements	Exchange
	1 Jan 2003	Cash flow	(note 4)	movement	31 Mar 2003
	£m	£m	£m	£m	£m

Cash	11.7	38.3	—	—	50.0
Liquid resources	0.1	0.1	—	—	0.2
Overdraft facility	(4.3)	—	—	(0.1)	(4.4)

		38.4
Finance leases	(14.0)	0.2	(0.2)	(0.3)	(14.3)

Net funds/(debt)	(6.5)	38.6	(0.2)	(0.4)	31.5

Quarterly results for the three months ended 31 March 2003

Reconciliation of operating profit/(loss) to net cash in/(out) flow from operating activities

	Three months	Three months
	ended	ended	Year ended
	31 Mar 2003	31 Mar 2002	31 Dec 2002
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Operating profit/(loss)	9.6	(2.4)	9.9
Depreciation and amortisation	0.8	0.6	2.6
Increase in stock	(1.3)	(4.4)	(52.6)
Decrease/(increase in debtors)	21.5	(7.5)	(50.6)
Increase in creditors	1.6	11.9	81.8
Exchange differences on inter-company balances	(1.2)	0.5	1.3
Other	1.6	1.5	1.4

Net cash in/(out)flow from operating activities	32.6	0.2	(6.2)

Notes

1.	Basis of preparation

The financial information for the three months ended 31 March 2003 is unaudited, and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2002. The financial information for the three months ended 31 March 2002 is also unaudited. The financial information relating to the year ended 31 December 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2002 on 27 March 2003. The statutory accounts for the year ended 31 December 2002 along with the Notice of Annual General Meeting was sent to shareholders on 8 April 2003. The 2003 Annual General Meeting at which the statutory accounts for the year ended 31 December 2002 will be laid, is due to be held on 13 May 2003.

2.	Earnings/(loss) per ordinary share (basic)

The basic earnings per ordinary share for the three months ended 31 March 2003 is based on a Group profit of £8.6 million (2002 — loss of £2.8 million, December 2002 — profit of £9.6 million). This has been calculated on the weighted average ordinary shares in issue and ranking for dividend during the period of 99,264,123 for the three months ended 31 March 2003 (2002 — 93,081,919, December 2002 — 96,101,507).

3.	Earnings/(loss) per ordinary share (diluted)

Diluted earnings per ordinary share for the three months ended 31 March 2003 is based on the weighted average number of ordinary shares outstanding of 101,502,602 (December 2002 — 98,976,882) after adjusting for the effect of all dilutive potential ordinary shares. Basic and diluted earnings per ordinary share were the same for the three months ended 31 March 2002 as the Company was loss-making during this period.

4.	Non-cash movements

In December 2001 the Group entered into a lease-financing arrangement with Baxter in respect of our manufacturing facility. During the three-month period to 31 March 2003 interest payable on the finance lease was charged to the Group profit and loss account. This amount is shown as a non-cash movement on the analysis of net funds/(debt). A similar amount of interest was repaid from cash in the period.

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Morley Fund Management Limited (a subsidiary of Aviva plc)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd 670,684 shares
Chase GA Group Nominees Ltd 2,268,663 shares
Chase Nominees Ltd 197,407 shares
CUIM Nominees Ltd 751,812 shares
RBSTB Nominees Ltd 131,709 shares

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

250,000

8. Percentage of issued class

0.24%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

8 May 2003

11. Date company informed

9 May 2003

12. Total holding following this notification

4,020,275

13. Total percentage holding of issued class following this notification

3.87%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

12 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Result of Annual General Meeting

Cambridge, UK — 13 May 2003 — At the Annual General Meeting of Acambis plc “Acambis”) (LSE: ACM, NASDAQ: ACAM), held today, all resolutions were passed.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

-ends-

Enquiries:
Acambis plc Elizabeth Brown, Company Secretary	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications

Directors’ shareholdings and interest in shares

Cambridge, UK and Cambridge, Massachusetts — 15 May 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces a number of transactions involving Directors’ shareholdings and interest in shares in Acambis.

In accordance with the rules of the Acambis Share Incentive Plan (“LTIP”), Directors of the Company have the option to receive up to 50% of their annual bonus in the form of Acambis shares in lieu of cash. Such shares are awarded in the form of nil-cost options, exercisable one year following the award. In respect of the annual bonuses awarded to the Directors for the year ended 31 December 2002, Dr Brown, Chief Executive Officer, elected to receive 50% of his bonus in the form of Acambis shares. This resulted in an award of 4,648 shares being made on 14 May 2003, representing approximately 0.004% of Acambis’ issued ordinary share capital. Following this transaction, Dr Brown’s shareholding in Acambis increased from 305,245 to 309,893 shares representing approximately 0.3% of Acambis’ issued ordinary share capital, of which 4,648 shares are held by the Trustees of Acambis Employees’ Trust on behalf of Dr Brown.

Also on 14 May 2003, the following grants of options under the Acambis 1999 Share Option Scheme and awards under the Acambis Long-term Incentive Plan (“LTIP”), were made to the four Executive Directors:

			Total shares over which
Director	Share options	LTIPs	options held (note 1)

Dr John Brown	42,260	84,520	1,447,331
Gordon Cameron	27,469	54,939	856,309
Nicolas Higgins	25,193	50,386	930,001
Dr Thomas Monath	26,993	53,987	540,687

Both the share options and LTIPs were granted over ordinary 10p shares. The share options were granted at exercise price of 323p per share. On exercise of the LTIP awards, a nominal £1.00 would be payable by each Director. The exercise periods applicable are 14 May 2006 to 13 May 2013 and 14 May 2006 to 13 November 2006 for the options and LTIPs respectively. No amount was payable by the Directors on the grant of these share options or LTIPs.

Note 1: The total shares over which options are held (share options and LTIPs) following all of the above transactions detailed within this news release.

-ends-

Enquiries:

Acambis plc Elizabeth Brown, Company Secretary Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

Directors’ shareholdings

Cambridge, UK — 16 May 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces a number of transactions involving Directors’ shareholdings in Acambis.

On 15 May 2003, Dr John Brown, Chief Executive Officer, exercised options over a total of 441,153 shares, 91,153 at 174p per share and 350,000 at 97p per share. At the same time, he sold 271,300 of these shares at 316p per share in order to fund the immediate income tax liability arising and the cost of exercising the options. Following these transactions, Dr Brown’s shareholding in Acambis increased from 309,893 to 479,746 shares representing approximately 0.46% of Acambis’ issued ordinary share capital, of which 4,648 shares are held by the Trustees of Acambis Employees’ Trust on behalf of Dr Brown.

On 15 May 2003, Nicolas Higgins, Chief Business Officer, exercised options over a total of 319,348 shares, 80,513 at 174p per share and 238,835 at 97p per share. At the same time, he sold 198,425 of these shares at 316p per share in order to fund the immediate income tax liability arising and the cost of exercising the options. Following these transactions, also on 15 May 2003, Mr Higgins transferred the balance of 120,923 shares into his wife’s name, Mrs Jennifer Higgins, a connected person. On 16 May, Mr Higgins sold 150,000 shares, registered in his own name, at 318p per share. After these transactions, the shareholdings in Acambis held by Mr Higgins and his wife had decreased from 205,978 to 176,901 shares, representing approximately 0.17% of Acambis’ issued ordinary share capital.

On 14 May 2003, Dr Thomas Monath, Chief Scientific Officer, exercised options over a total of 84,529 shares at 36p per share. At the same time, he sold 64,529 of these shares at 319p per share in part to fund the cost of exercising the options and the tax liability thereon. Following these transactions, the shareholding in Acambis held by Dr Monath increased to 20,000 shares, representing approximately 0.02% of Acambis’ issued ordinary share capital.

-ends-

Enquiries:

Acambis plc Elizabeth Brown, Company Secretary Lyndsay Wright, Director of Communications	Tel: +44 (0) 1223 275 300

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 19 May 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications